						Exhibit 12.1
FelCor Lodging Trust Incorporated

Computation of Ratio of Earnings To Fixed Charges
(in thousands, except Ratios)
	Year Ended December 31,					Nine Months Ended
	2003	2004	2005	2006	2007	September 30, 2008

Income (loss) from continuing operations	(73,564)	(78,376)	(16,916)	8,565	55,693	(32,005)
Minority interests in continuing operations	(5,186)	(6,223)	(4,310)	(2,508)	(1,033)	(180)
Equity in loss (income) of unconsolidated entities	(2,370)	(17,121)	(10,619)	(11,537)	(20,357)	1,064
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(81,120)	(101,720)	(31,845)	(5,480)	34,303	(31,121)

Fixed charges:
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness	156,915	140,362	127,581	119,825	103,737	77,193

Amortization of capitalized interest	818	901	1,051	1,376	1,759	1,375

Distributed income of equity investees	2,212	11,932	1,062	3,632	947	2,044

Interest capitalized	(588)	(1,489)	(1,874)	(4,916)	(4,808)	(1,081)

Earnings	78,237	49,986	95,975	114,437	135,938	48,410

Fixed charges	156,915	140,362	127,581	119,825	103,737	77,193
Preferred Distributions	26,908	35,130	39,408	38,713	38,714	29,034
Total Fixed Charges and Preferred Distributions	183,823	175,492	166,989	158,538	142,451	106,227

Ratio of Earnings to Fixed Charges and Preferred Distributions	0.4	0.3	0.6	0.7	1.0	0.5

Deficiency	105,586	125,506	71,014	44,101	6,513	57,817